Exhibit 99.2

INDEX TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

QIWI plc

Interim condensed consolidated financial statements

(unaudited)

Report of independent registered public accounting firm	F-2
Interim condensed consolidated financial statements
Interim condensed consolidated statement of financial position as of December 31, 2018 and June 30, 2019	F-3
Interim condensed consolidated statement of comprehensive income for the six months ended June 30, 2018 and 2019	F-4
Interim condensed consolidated statement of cash flows for the six months ended June 30, 2018 and 2019	F-5
Interim condensed consolidated statement of changes in equity, for the six months ended June 30, 2018 and 2019	F-6
Notes to interim condensed consolidated financial statements	F-8

Report of independent registered public accounting firm

To the Shareholders and Board of Directors of Qiwi plc

Results of Review of Interim Financial Statements

We have reviewed the accompanying interim condensed consolidated statement of financial position of Qiwi plc and subsidiaries (“the Group”) as of June 30, 2019, the related interim condensed consolidated statements of comprehensive income and interim condensed consolidated statements of changes in cash flows and equity for the six-month periods ended June 30, 2019 and 2018, and the related notes (collectively referred to as the “interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the interim financial statements for them to be in conformity with International Financial Reporting Standards (IFRS).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Group as of December 31, 2018, the related consolidated statements of comprehensive income, consolidated statements of changes in consolidated cash flow statements and equity for the year then ended, and the related notes (not presented herein); and in our report dated March 28, 2019, we expressed an unqualified audit opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position of the Group as of December 31, 2018, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for Review Results

These interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ Ernst & Young LLC

Moscow, Russia

August 16, 2019

QIWI plc

Interim condensed consolidated statement of comprehensive income

June 30, 2019

(in millions of rubles)

	Notes	As of December 31, 2018 (audited)	As of June 30, 2019 (unaudited)
Assets
Non-current assets
Property and equipment	14, 15	1,074	2,021
Goodwill and other intangible assets		10,846	10,543
Investments in associates	12	812	760
Investments in joint venture	13	836	832
Long-term debt securities and deposits	23	497	1,880
Long-term loans	5, 23	230	248
Other non-current assets		110	98
Deferred tax assets		157	204

Total non-current assets		14,562	16,586

Current assets
Trade and other receivables	6	8,042	7,952
Short-term loans	5	6,890	6,671
Short-term debt securities and deposits	23	1,432	1,082
Prepaid income tax		112	52
Other current assets	8	929	992
Cash and cash equivalents	7	40,966	38,602

Total current assets		58,371	55,351

Assets held for sale		90	53

Total assets		73,023	71,990

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital		1	1
Additional paid-in capital		1,876	1,876
Share premium		12,068	12,068
Other reserve		2,097	2,353
Retained earnings		9,091	11,070
Translation reserve		513	292

Total equity attributable to equity holders of the parent		25,646	27,660
Non-controlling interests		60	39

Total equity		25,706	27,699

Non-current liabilities
Long-term lease liabilities	15	—	547
Long-term Customer accounts	10	237	300
Deferred tax liabilities		744	736

Total non-current liabilities		981	1,583

Current liabilities
Trade and other payables	9	27,499	23,485
Customer accounts and amounts due to banks	10	17,868	17,894
Short-term lease liabilities	15	—	396
VAT and other taxes payable		428	230
Income tax payable		10	61
Other current liabilities	8	531	642

Total current liabilities		46,336	42,708

Total equity and liabilities		73,023	71,990

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of comprehensive income

June 30, 2019

(in millions of rubles)

		Six months ended (unaudited)
	Notes	June 30, 2018	June 30, 2019
Revenue:		13,386	18,504

Payment processing fees		10,761	14,490
Interest revenue calculated using the effective interest rate	16	521	1,710
Fees from inactive accounts and unclaimed payments		629	916
Other revenue	16	1,475	1,388

Operating costs and expenses:		(11,106)	(14,475)

Cost of revenue (exclusive of depreciation and amortization)	17	(6,515)	(9,207)
Selling, general and administrative expenses	18	(4,041)	(4,297)
Depreciation and amortization		(402)	(690)
Credit loss expense	5, 6, 7, 21	(125)	(281)
Impairment of intangible assets		(23)	—

Profit from operations		2,280	4,029

Share of loss of an associate and a joint venture	12, 13	(19)	(71)
Other income and expenses, net		(70)	55
Foreign exchange gain		494	773
Foreign exchange loss		(377)	(989)
Interest income and expenses, net		12	(11)

Profit before tax		2,320	3,786
Income tax expense	20	(442)	(775)

Net profit		1,878	3,011

Attributable to:
Equity holders of the parent		1,860	2,987
Non-controlling interests		18	24

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange gain/(loss) on translation of foreign operations		257	(227)
Total other comprehensive income, net of tax effect of nil		257	(227)

Total comprehensive income, net of tax		2,135	2,784

Attributable to:
Equity holders of the parent		2,117	2,766
Non-controlling interests		18	18
Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent		30.49	48.49
Diluted, profit attributable to ordinary equity holders of the parent		30.31	48.02

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of cash flows

June 30, 2019

(in millions of rubles)

		Six months ended (unaudited)
	Notes	June 30, 2018	June 30, 2019
Cash flows from operating activities
Profit before tax		2,320	3,786
Adjustments to reconcile profit before tax to net cash flows (used in) /generated from operating activities
Depreciation and amortization		402	690
Foreign exchange loss/(gain), net		(117)	216
Interest income, net	16	(499)	(1,289)
Credit loss expense		125	281
Share of loss of an associate and a joint venture		19	71
Share-based payments		160	256
Loss from initial recognition	18	—	91
Other		82	(10)

Operating profit before changes in working capital		2,492	4,092
Decrease/(increase) in trade and other receivables		1,559	(281)
Increase in other assets		(111)	(35)
Increase in amounts due to customers and amounts due to banks		1,547	66
Decrease in accounts payable and accruals		(1,403)	(3,179)
(Increase)/decrease in loans issued from banking operations		(1,761)	220

Cash received from operations		2,323	883
Interest received		533	1,741
Interest paid		(46)	(144)
Income tax paid		(414)	(748)

Net cash flow received from operating activities		2,396	1,732

Cash flows used in investing activities
Cash investment in associate and joint control companies		(9)	(200)
Purchase of property and equipment		(442)	(291)
Purchase of intangible assets		(137)	(116)
Proceeds from sale of fixed and intangible assets		—	134
Loans issued		(125)	(345)
Repayment of loans issued		4	26
Purchase of debt securities and placement of deposits		(810)	(2,468)
Proceeds from settlement of debt instruments		672	1,412

Net cash flow used in investing activities		(847)	(1,848)

Cash flows used in financing activities
Repayment of borrowings and lease liabilities		—	(142)
Dividends paid to owners of the Group	19	—	(1,122)
Dividends paid to non-controlling shareholders		(25)	(39)

Net cash flow used in financing activities		(25)	(1,303)
Effect of exchange rate changes on cash and cash equivalents		527	(945)

Net increase\(decrease) in cash and cash equivalents		2,051	(2,364)
Cash and cash equivalents at the beginning of the period	7	18,435	40,966

Cash and cash equivalents at the end of the period	7	20,486	38,602

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of changes in equity

June 30, 2019

(in millions of rubles, except per share data)

	Notes	Attributable to equity holders of the parent								Non-controlling interests	Total equity
		Share capital		Additional paid-in capital	Share premium	Other reserves	Retained earnings	Translation reserve	Total
		Number of shares issued and outstanding	Amount
Balance as of December 31, 2018 (audited)		61,451,513	1	1,876	12,068	2,097	9,091	513	25,646	60	25,706

Impact of adopting IFRS 16	2	—	—	—	—	—	117	—	117	—	117
Restated opening balance as of December 31, 2018		61,451,513	1	1,876	12,068	2,097	9,208	513	25,763	60	25,823

Profit for the period		—	—	—	—	—	2,987	—	2,987	24	3,011
Exchange differences on translation of foreign operations		—	—	—	—	—	—	(221)	(221)	(6)	(227)

Total comprehensive income		—	—	—	—	—	2,987	(221)	2,766	18	2,784

Share-based payments	24.4	—	—	—	—	256	—	—	256	—	256
Exercise of options		186,066	—	—	—	—	—	—	—	—	—
Dividends (18 RUR per share)		—	—	—	—	—	(1,125)	—	(1,125)	—	(1,125)
Dividends to non-controlling interests		—	—	—	—	—	—	—	—	(39)	(39)

Balance as of June 30, 2019 (unaudited)		61,637,579	1	1,876	12,068	2,353	11,070	292	27,660	39	27,699

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of changes in equity  (continued)

	Notes	Attributable to equity holders of the parent								Non-controlling interests	Total equity
		Share capital		Additional paid-in capital	Share premium	Other reserves	Retained earnings	Translation reserve	Total
		Number of shares issued and outstanding	Amount
Balance as of December 31, 2017 (audited)		60,932,654	1	1,876	12,068	1,462	5,715	(2)	21,120	37	21,157

Impact of adopting IFRS 9		—	—	—	—	—	(208)	—	(208)	—	(208)
Restated opening balance as of December 31, 2017		60,932,654	1	1,876	12,068	1,462	5,507	(2)	20,912	37	20,949

Profit for the period		—	—	—	—	—	1,860	—	1,860	18	1,878
Exchange differences on translation of foreign operations		—	—	—	—	—	—	257	257	—	257

Total comprehensive income		—	—	—	—	—	1,860	257	2,117	18	2,135

Share-based payments	24.4	—	—	—	—	160	—	—	160	—	160
Exercise of options		61,505	—	—	—	—	—	—	—	—	—
Dividends to non-controlling interests		—	—	—	—	—	—	—	—	(25)	(25)

Balance as of June 30, 2018 (unaudited)		60,994,159	1	1,876	12,068	1,622	7,367	255	23,189	30	23,219

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)

1.	Corporate Information and description of business

The interim condensed consolidated financial statements of QIWI plc, formerly QIWI Limited prior to December 31, 2012 when the Company’s name was changed, (hereinafter “the Company”) and its subsidiaries (collectively “the Group”) for the six months ended June 30, 2019 were authorized for issue on August 9, 2019.

The Company was registered on February 26, 2007 as a limited liability Company OE Investments in Cyprus under the Cyprus Companies Law, Cap. 113. The registered office of the Company is Kennedy 12, Kennedy Business Centre, 2nd Floor, P.C.1087, Nicosia, Cyprus. On September 13, 2010 the directors of the Company resolved to change the name of the Company from OE Investments Limited to QIWI Limited.

Sergey Solonin is the ultimate controlling shareholder of the Group as of June 30, 2019.

Information on the Company’s principal subsidiaries is disclosed in Note 3.

2.	Basis of preparation and changes to the Group’s accounting policies

2.1. Basis of preparation

The interim condensed consolidated financial statements for the six months ended June 30, 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as of December 31, 2018.

2.2. New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2018, except for the adoption of new standards effective as of January 1, 2019. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The Group applies IFRS 16 Leases for the first time in 2019. As required by IAS 34, the nature and effect of changes to the Group’s financial statements as a result of adopting IFRS 16 Leases are disclosed below.

Several other amendments and interpretations are applied for the first time in 2019, but do not have an impact on the interim condensed consolidated financial statements of the Group.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

2.	Basis of preparation and changes to the Group’s accounting policies (continued)

2.2. New standards, interpretations and amendments adopted by the Group (continued)

IFRS 16 - Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 did not have an impact for leases where the Group is the lessor.

The Group adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Group also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), and lease contracts for which the underlying asset is of low value (‘low-value assets’).

The Impact of adopting IFRS 16 on the statement of financial position (increase/ (decrease)) as at January 1, 2019:

Amount
Assets
Property and equipment (Right-of-use assets)	1,082
Deferred tax assets	(29)
Total assets	1,053
Liabilities
Long-term portion of lease liabilities	704
Short-term portion of lease liabilities	364
Trade and other payables	(132)
Total Liabilities	936

Net impact on equity, Including	117

Retained earnings	117

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

2.	Basis of preparation and changes to the Group’s accounting policies (continued)

2.2. New standards, interpretations and amendments adopted by the Group (continued)

a) Nature of the effect of adoption of IFRS 16

The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use assets). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use assets.

Lessees are also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee generally recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use assets.

Most contracts where the Group acts as a lessee (except for long-term contract for office premises lease), fall under the recognition exemption for being short-term leases. The Group did not recognize either assets or liabilities for them and will continue recognize expenditure arising from them as expenses on rent of premises and related utility expenses (within selling, general, and administrative expenses) as they are incurred.

Accounting of several long-term contracts of lease of office premises where the Group acts as a lessee, had a material effect on the consolidated financial statements of the Group. This effect resulted from recognition of lease liabilities and right-of-use assets and from derecognition of accounts payable related to these contracts.

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

Amount
Operating lease commitments as at December 31, 2018	1,242
Weighted average incremental borrowing rate as at January 1, 2019	9%
Discounted operating lease commitments at January 1, 2019	1,202
Less:
Commitments relating to short-term lease	(134)

Lease liabilities as at January 1, 2019	1,068

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

2.	Basis of preparation and changes to the Group’s accounting policies (continued)

2.2. New standards, interpretations and amendments adopted by the Group (continued)

b) Summary of new accounting policies

Set out below are the new accounting policies of the Group upon adoption of IFRS 16, which have been applied from the date of initial application.

Lease liabilities

Lease liabilities are recognized at the date of initial application at the present value of the remaining lease payments discounted using the Group’s incremental borrowing rate at the date of initial application.

Right-of-use assets

Right-of-use assets are recognized at an amount equal to the lease liability adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application. No impairment is accrued on right-of-use assets as at the date of initial application.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of office premises and places for equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). Lease payments on short-term leases are recognized as expense on a straight-line basis over the lease term.

Significant judgement in determining the lease term of contracts with renewal options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Group has the option, under some of its leases to lease the assets for additional term. The Group applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

The Group included the renewal period as part of the lease term for leases of various premises in Moscow equal to the term of lease of the main office premises because it is highly unlikely that these premises will be left until the main office moves to another place.

The carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period are disclosed in note 15.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

2.	Basis of preparation and changes to the Group’s accounting policies (continued)

2.2. New standards, interpretations and amendments adopted by the Group (continued)

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

•	How an entity considers changes in facts and circumstances

The interpretation did not have an impact on the consolidated financial statements of the Group.

Amendments to IFRS 9: Prepayment Features with Negative Compensation

Under IFRS 9, a debt instrument can be measured at amortised cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of an event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract. These amendments had no impact on the consolidated financial statements of the Group.

Amendments to IAS 28: Long-term interests in associates and joint ventures

The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests.

The amendments also clarified that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognised as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 Investments in Associates and Joint Ventures.

These amendments had no impact on the consolidated financial statements as the Group does not have long-term interests in its associate and joint venture.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

2.	Basis of preparation and changes to the Group’s accounting policies (continued)

2.2. New standards, interpretations and amendments adopted by the Group (continued)

Annual Improvements 2015-2017 Cycle

•	IFRS 3 Business Combinations

The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation. An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2019, with early application permitted. These amendments had no impact on the consolidated financial statements of the Group as there is no transaction where a joint control is obtained.

•	IFRS 11 Joint Arrangements

A party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined in IFRS 3. The amendments clarify that the previously held interests in that joint operation are not remeasured. An entity applies those amendments to transactions in which it obtains joint control on or after the beginning of the first annual reporting period beginning on or after 1 January 2019, with early application permitted. These amendments had no impact on the consolidated financial statements of the Group as there is no transaction where a joint control is obtained.

•	IAS 12 Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognises the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where it originally recognised those past transactions or events. An entity applies the amendments for annual reporting periods beginning on or after 1 January 2019, with early application permitted. When the entity first applies those amendments, it applies them to the income tax consequences of dividends recognised on or after the beginning of the earliest comparative period. Since the Group’s current practice is in line with these amendments, they had no impact on the consolidated financial statements of the Group.

•	IAS 23 Borrowing Costs

The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete. The entity applies the amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments. An entity applies those amendments for annual reporting periods beginning on or after 1 January 2019, with early application permitted. Since the Group’s current practice is in line with these amendments, they had no impact on the consolidated financial statements of the Group.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

3.	Group structure

The interim condensed consolidated IFRS financial statements include the assets, liabilities and financial results of the Company and its subsidiaries. The subsidiaries are listed below:

		Ownership interest
Subsidiary	Main activity	As of December 31, 2018	As of June 30, 2019
JSC QIWI (Russia)	Operation of electronic payment kiosks	100%	100%
QIWI Bank JSC (Russia)	Maintenance of electronic payment systems, money transfer, consumer and SME financial services	100%	100%
QIWI Payments Services Provider Ltd (UAE)	Operation of on-line payments	100%	100%
QIWI International Payment System LLC (USA)	Operation of electronic payment kiosks	100%	100%
Qiwi Kazakhstan LP (Kazakhstan)	Operation of electronic payment kiosks	100%	100%
JLLC OSMP BEL (Belarus)	Operation of electronic payment kiosks	51%	51%
QIWI-M S.R.L. (Moldova)	Operation of electronic payment kiosks	51%	51%
QIWI ROMANIA SRL (Romania)	Operation of electronic payment kiosks	100%	100%
QIWI WALLET EUROPE SIA (Latvia)	Operation of on-line payments	100%	—
QIWI Management Services FZ-LLC (UAE)	Management services	100%	100%
Attenium LLC (Russia)	Management services	100%	100%
Postomatnye Tekhnologii LLC (Russia)	Logistic	100%	100%
Future Pay LLC (Russia)	Operation of on-line payments	100%	100%
Qiwi Blockchain Technologies LLC (Russia)	Software development	100%	100%
QIWI Shtrikh LLC (Russia)	On-line cashbox production	51%	51%
QIWI Platform LLC (Russia)	Software development	100%	100%
QIWI Processing LLC (Russia)	Software development	100%	100%

Joint ventures
Flocktory Ltd (Cyprus)	Holding company	82%	82%
Flocktory Spain S.L. (Spain)	SaaS platform for customer lifecycle management and personalization	82%	82%
FreeAtLast LLC (Russia)	SaaS platform for customer lifecycle management and personalization	82%	82%

Associate
JSC Tochka (Russia)	Digital services for banks	40%	40%

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

4.	Operating segments

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (CODM), who is the Group’s CEO and its ultimate controlling shareholder, reviews selected items of segment’s statement of comprehensive income.

In determining that the CODM was the CEO, the Group considered the aforementioned roles of CEO responsibilities as well as the following factors:

•

The CEO determines compensation of our other executive officers while board of directors approves corporate key performance indicators (KPIs) and total bonus pool for those executive officers. In case of underperformance of corporate KPIs a right to make a final decision on bonus pool distribution is left with the BOD;

•	The CEO is actively involved in the operations of the Group and regularly chairs meetings on key projects of the Group; and

•

The CEO regularly reviews the financial and operational reports of the Group. These reports primarily include segment net revenue, segment profit before tax and segment net profit for the Group as well as certain operational data.

The financial data is presented on a combined basis for all key subsidiaries, joint ventures and associates representing the segment net revenue, segment profit before tax and segment net profit. The Group measures the performance of its operating segments by monitoring: segment net revenue, segment profit before tax and segment net profit. Segment net revenue is a measure of profitability defined as the segment revenues less segment direct costs, which include the same items as the “Cost of revenue (exclusive of depreciation and amortization)” as reported in the Group’s consolidated statement of comprehensive income, except for payroll costs. Payroll costs are excluded because, although required to maintain the Group’s operations, they are not linked to volume. The Group does not monitor balances of assets and liabilities by segments as CODM considers they have no impact on decision-making.

The Group has identified its operating segments based on the types of products and services the Group offers. Before January 1, 2018, the Group reported two segments: Payment Services (PS) and Consumer Financial Services (CFS). Since 2018, the Group additionally discloses: Small and Medium Enterprises (SME) segment and Rocketbank segment. In 2018, the Group completed the deal related to the acquisition of Rocketbank and started to invest in the new business activities which resulted in Rocketbank segment becoming significant. As a result, starting from 2018, CODM reviews segment net revenue, segment profit before tax and segment net profit separately for each of the following reportable segments: Payment Services, Consumer Financial Services, Small and Medium Enterprises and Rocketbank:

•	Payment Services (PS), operating segment that generates revenue through operations of our payment processing system offered to our customers through a diverse range of channels and interfaces;

•	Consumer Financial Services (CFS), operating segment that generates revenue through financial services rendered to individuals, currently presented by SOVEST installment card project;

•

Small and Medium Enterprises (SME), operating segment that generates revenue through operations of the Tochka business, which is focused on offering a broad range of services for small and medium enterprises through a multi-bank platform;

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

4.	Operating segments (continued)

•	Rocketbank (RB), operating segment that generates revenue through offering digital banking service including debit cards and deposits to retail customers.

For the purpose of management reporting, expenses related to corporate back-office operations were not allocated to any operating segment and are presented separately to CODM. Results of other operating segments and corporate expenses are included in Corporate and Other (CO) category for the purpose of segment reporting.

Management reporting is different from IFRS, because it does not include certain IFRS adjustments, which are not analyzed by the CODM in assessing the operating performance of the business. The adjustments affect such major areas as deferred taxation, share-based payments, foreign exchange gain/(loss) from revaluation of cash proceeds received from secondary public offering, effect from disposal of subsidiaries and fair value adjustments, such as amortization and impairment.

The segments’ statement of comprehensive income for the six months ended June 30, 2019, as presented to the CODM are presented below:

	Six months ended June 30, 2019
	PS	CFS	SME	RB	CO	Total
Revenue	16,438	587	683	613	183	18,504
Segment net revenue	9,994	501	597	(295)	133	10,930
Segment profit/(loss) before tax	7,420	(1,214)	33	(1,245)	(570)	4,424

Segment net profit/(loss)	6,194	(967)	11	(1,001)	(619)	3,618

The segments’ statement of comprehensive income for the six months ended June 30, 2018, as presented to the CODM are presented below:

	Six months ended June 30, 2018
	PS	CFS	SME	RB	CO	Total
Revenue	12,124	147	1,065	—	50	13,386
Segment net revenue	7,500	61	1,017	—	31	8,609
Segment profit/(loss) before tax	5,417	(1,706)	(518)	(211)	(558)	2,424

Segment net profit/(loss)	4,459	(1,381)	(416)	(170)	(539)	1,953

Segment net revenue, as presented to the CODM, for the six months ended June 30, 2019 and 2018 is calculated by subtracting cost of revenue (exclusive of depreciation and amortization) from revenue and adding back payroll and related taxes as presented in the table below:

	Six months ended
	June 30, 2018	June 30, 2019
Revenue under IFRS	13,386	18,504
Cost of revenue (exclusive of depreciation and amortization)	(6,515)	(9,207)
Payroll and related taxes	1,738	1,633

Total segments net revenue, as presented to CODM	8,609	10,930

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

4.	Operating segments (continued)

A reconciliation of segment profit before tax as presented to the CODM to IFRS consolidated profit before tax of the Group, for the six months ended June 30, 2019 and 2018, is presented below:

	Six months ended
	June 30, 2018	June 30, 2019
Consolidated profit before tax under IFRS	2,320	3,786
Amortization of fair value adjustments recorded on business combinations	147	197
Share-based payments	160	256
Foreign exchange (gain)/loss from revaluation of cash proceeds received from secondary public offering	(203)	185

Total segments profit before tax, as presented to CODM	2,424	4,424

A reconciliation of segment net profit as presented to the CODM to IFRS consolidated net profit of the Group, for the six months ended June 30, 2019 and 2018, is presented below:

	Six months ended
	June 30, 2018	June 30, 2019
Consolidated net profit under IFRS	1,878	3,011
Amortization of fair value adjustments recorded on business combinations	147	197
Share-based payments	160	256
Foreign exchange (gain)/loss from revaluation of cash proceeds received from secondary public offering	(203)	185
Effect from taxation of the above items	(29)	(31)

Total segments net profit, as presented to CODM	1,953	3,618

Geographic information

Revenues from external customers are presented below:

	Six months ended
	June 30, 2018	June 30, 2019
Russia	9,845	13,750
Other CIS	643	753
EU	988	1,716
Other	1,910	2,285

Total revenue per consolidated statement of comprehensive income	13,386	18,504

Revenue is recognized according to merchants’ geographic place. The majority of the Group’s non-current assets is located in Russia.

The Group does not have any single external customer amounting to 10% or greater of the Group’s revenue both in the six months ended June 30, 2019 and in the six months ended June 30, 2018.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

5.	Long-term and short-term loans issued

As of June 30, 2019, long-term and short-term loans issued consisted of the following:

	Total as of June 30, 2019	Expected credit loss allowance	Net as of June 30, 2019
Long-term loans
Loans to legal entities	248	—	248

Total long-term loans	248	—	248

Short-term loans
Loans to individuals	6	—	6
Loans to legal entities	1,452	(36)	1,416
Installment Card Loans	6,359	(1,110)	5,249

Total short-term loans	7,817	(1,146)	6,671

As of December 31, 2018, long-term and short-term loans consisted of the following:

	Total as of December 31, 2018	Expected credit loss allowance	Net as of December 31, 2018
Long-term loans
Loans to legal entities	235	(5)	230

Total long-term loans	235	(5)	230

Short-term loans
Loans to individuals	30	—	30
Loans to legal entities	1,612	(26)	1,586
Installment Card Loans	6,096	(822)	5,274

Total short-term loans	7,738	(848)	6,890

The amounts in the tables show the maximum exposure to credit risk regarding loans issued. The Group has no internal grading system of loans issued for credit risk rating grades analysis. Loans issued are not collateralized.

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the six months ended June 30, 2019, was the following:

	Stage 1 Collective	Stage 2 Collective	Stage 3	Total
ECL allowance as of January 1, 2019	(216)	(120)	(517)	(853)

Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(81)	1	(213)	(293)
Transfers between stages	127	(7)	(120)	—

ECL allowance as of June 30, 2019	(170)	(126)	(850)	(1,146)

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

5.	Long-term and short-term loans issued (continued)

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the six months ended June 30, 2018, was the following:

	Stage 1 Collective	Stage 2 Collective	Stage 3	Total
ECL allowance as of January 1, 2018	(175)	(60)	(194)	(429)
Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(61)	(4)	(67)	(132)
Transfers between stages	71	(9)	(62)	—
Amounts written off	—	—	8	8

ECL allowance as of June 30, 2018	(165)	(73)	(315)	(553)

As of June 30, 2019, and December 31, 2018, the Group had no overdue but not impaired loans.

6.	Trade and other receivables

As of June 30, 2019, trade and other receivables consisted of the following:

	Total as of June 30, 2019	Expected credit loss allowance/Provision for impairment	Net as of June 30, 2019
Cash receivable from agents	5,650	(200)	5,450
Deposits issued to merchants	2,030	(13)	2,017
Commissions receivable	150	(21)	129
Advances issued	268	(1)	267
Other receivables	125	(36)	89

Total trade and other receivables	8,223	(271)	7,952

As of December 31, 2018, trade and other receivables consisted of the following:

	Total as of December 31, 2018	Expected credit loss allowance/Provision for impairment	Net as of December 31, 2018
Cash receivable from agents	4,207	(270)	3,937
Deposits issued to merchants	2,975	(16)	2,959
Commissions receivable	559	(21)	538
Advances issued	287	(12)	275
Other receivables	380	(47)	333

Total trade and other receivables	8,408	(366)	8,042

The amounts in the tables show the maximum exposure to credit risk regarding Trade and other receivables. The Group has no internal grading system of Trade and other receivables for credit risk rating grades analysis. Receivables are non-interest bearing, except for agent receivables bearing, generally, interest rate of 20%-36% per annum and credit terms generally do not exceed 30 days. There is no requirement for collateral for customers to receive credit.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

6.	Trade and other receivables (continued)

An analysis of the changes in the ECL allowances due to changes in the corresponding gross carrying amounts for the six months ended June 30, 2019 and June 30, 2018, was the following:

	2018	2019
ECL allowance as of January 1,	(578)	(366)

Changes because of financial instruments (originated or acquired)/ derecognized during the reporting period	(18)	23
Amounts written off	125	72

ECL allowance as of June 30,	(471)	(271)

7.	Cash and cash equivalents

As of June 30, 2019, and December 31, 2018, cash and cash equivalents consisted of the following:

	As of December 31, 2018	As of June 30, 2019
Correspondent accounts with Central Bank of Russia (CBR)	5,587	1,153
Cash with banks and on hand	13,119	3,788
Short-term CBR deposits	21,000	13,350
Other short-term bank deposits	1,267	20,313
Less: Allowance for ECL	(7)	(2)

Total cash and cash equivalents	40,966	38,602

The amounts in the table show the maximum exposure to credit risk regarding cash and cash equivalents. The Group has no internal grading system of cash and cash equivalents for credit risk rating grades analysis.

Since 2017 the Company has a bank guarantee and secured it by a cash deposit of U.S.$ 2.5 mln until July 31, 2019.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

8.	Other current assets and other current liabilities

8.1 Other current assets

As of June 30, 2019 and December 31, 2018, other current assets consisted of the following:

	As of December 31, 2018	As of June 30, 2019
Reserves at CBR*	684	767
Prepaid expenses	156	141
Other	89	84

Total other current assets	929	992

*

Banks are currently required to post mandatory reserves with the CBR to be held in non-interest bearing accounts. Starting from April 1, 2019, such mandatory reserves established by the CBR constitute 4.75% for liabilities in RUR and 7-8% for liabilities in foreign currency. The amount is excluded from cash and cash equivalents for the purposes of cash flow statement and does not have a repayment date.

The Group has no internal grading system of other current assets for credit risk rating grades analysis.

8.2 Other current liabilities

As of June 30, 2019 and December 31, 2018, other current liabilities consisted of the following:

	As of December 31, 2018	As of June 30, 2019
Loyalty program liability	473	534
Other	58	108

Total other current liabilities	531	642

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

9.	Trade and other payables

As of June 30, 2019, and December 31, 2018, the Group’s trade and other payables consisted of the following:

	As of December 31, 2018	As of June 30, 2019
Payables to merchants	13,942	12,696
Money remittances and e-wallets accounts payable	6,571	6,771
Deposits received from agents	4,839	2,018
Commissions payable	601	506
Accrued personnel expenses and related taxes	562	739
Provision for undrawn credit commitments (Note 21)	84	100
Other payables	848	599
Other advances received	52	56

Total trade and other payables	27,499	23,485

10.	Customer accounts and amounts due to banks

As of June 30, 2019, and December 31, 2018, customer accounts and amounts due to banks consisted of the following:

	As of December 31, 2018	As of June 30, 2019
Due to banks	1,391	1,553
Individuals’ current/demand accounts	10,844	10,730
Legal entities’ current/demand accounts	3,767	3,249
Term deposits	2,103	2,662

Total customer accounts and amounts due to banks	18,105	18,194

Including long-term deposits	237	300

Customer accounts and amounts due to banks bear interest of up to 6%.

11.	Borrowings

During the six months ended June 30, 2019, the Group had available overdraft credit facilities with an overall credit limit of 1,460, with maturity from December 2019 to June 2020, and interest rate of up to 30% per annum. The balance payable under these credit lines as of June 30, 2019 was nil. Some of these agreements stipulated the right of a lender to increase the interest rate in case the covenants are violated.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

12.	Investment in associates

The Group has a single associate: JSC Tochka.

QIWI Group assesses its share in the new entity at 45% according to its share in dividends and potential capital gains. The Group’s interest in JSC Tochka is accounted for using the equity method in the consolidated financial statements.

The following table illustrates summarized financial information of the Group’s investment in JSC Tochka associate:

	As of December 31, 2018	As of June 30, 2019
Associates’ statement of financial position:
Non-current assets	149	523
Current assets	1,836	2,265
including cash and cash equivalents	1,326	1,406
Non-current liabilities	—	(90)
Current liabilities	(183)	(1,010)
including financial liabilities	(183)	(902)

Net assets	1,802	1,688

Carrying amount of investment in associates (45%) of net assets	812	760

Associate’ revenue and net income for six months ended June 30, 2019 was as follows:

Revenue	2,050
Cost of revenues	(931)
Other income and expenses, net	(1,234)
including depreciation and amortization	(28)

Total net loss	(115)

Group’s share (45%) of total net loss	(52)

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

13.	Investment in joint venture

The Group has a single joint venture: Flocktory Ltd with subsidiaries. Three parties exercising joint control over this entity make unanimous decisions on major issues, including distribution and payment of dividends.

The Group’s interest in Flocktory joint venture is accounted for using the equity method in the consolidated financial statements.

The following table illustrates summarized financial information of the Group’s investment in Flocktory joint venture:

	As of December 31, 2018	As of June 30, 2019
Joint venture companies’ statement of financial position:
Non-current assets	598	598
Current assets	191	226
including cash and cash equivalents	144	175
Non-current liabilities	—	(13)
Current liabilities	(20)	(63)
including financial liabilities	(18)	(56)
Net assets	769	748
Group’s share of net assets	631	613

Goodwill	205	219

Carrying amount of investment in joint venture company	836	832

Joint venture’ revenue and net income for six months ended June 30 was as follows:

	Six months ended
	2018	2019
Revenue	148	199
Cost of revenues	(68)	(104)
Other income and expenses, net	(103)	(118)
including depreciation and amortization	(39)	(46)

Total net loss	(23)	(23)

Group’s share of total net loss	(19)	(19)

14.	Property and equipment

During the six months ended June 30, 2019, the Group acquired fixed assets and rights of use of fixed assets in the amount of 308 (six months ended June 30, 2018: 442). The main additions were leasehold improvements, processing servers and office equipment.

As of June 30, 2019, the Group did not identify any indicators of property and equipment impairment.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

15.	Leases

The Group has commercial lease agreements of office buildings and premises for equipment. The leases have an average life of between one and seven years. The contracts for a term of less than a year fall under the recognition exemption for being short-term leases. Total lease expense for the six months ended June 30, 2019 recognized under such contracts is 151. Future minimum lease rentals under non-cancellable operating lease commitments for office equipment premises for a term less than 1 year as of June 30, 2019 are 31.

For long-term contracts, right-of-use assets and lease liabilities were recognized. Right-of-use assets are included into property and equipment. There change from the date of initial recognition was as follows:

	Right-of-use assets Office buildings	Lease liabilities
As at January 1, 2019 (Note 2.2)	1,082	1,068
Additions	17	17
Depreciation	(187)	—
Interest expense	—	42
Payments	—	(184)

As at June 30, 2019	912	943

Including short-term portion		396

For the amount of rent expense recognized from short-term leases and variable lease payments for the six months ended June 30, 2019 and June 30, 2018 see note 18.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

16.	Revenue

Other revenue for six months ended June 30 was as follows:

	Six months ended
	June 30, 2018	June 30, 2019
Cash and settlement service fees	1,088	799
Other revenue	387	589

Total Other revenue	1,475	1,388

For the purposes of consolidated cash flow statement, “Interest expense/(income), net” consists of the following:

	Six months ended
	June 30, 2018	June 30, 2019
Interest revenue calculated using the effective interest rate	(521)	(1,710)
Interest expense classified as part of cost of revenue	34	410
Interest income and expenses from non-banking loans classified separately in the consolidated statement of comprehensive income	(12)	11

Interest income, net, for the purposes of consolidated cash flow statement	(499)	(1,289)

17.	Cost of revenue (exclusive of depreciation and amortization)

	Six months ended
	June 30, 2018	June 30, 2019
Transaction costs	4,177	5,904
Payroll and related taxes	1,738	1,633
Cost of cash and settlement service fees	51	628
Interest expense	34	410
Other expenses	515	632

Total cost of revenue (exclusive of depreciation and amortization)	6,515	9,207

18.	Selling, general and administrative expenses

	Six months ended
	June 30, 2018	June 30, 2019
Compensation to employees, related taxes and other personnel expenses	1,552	1,888
Advertising, client acquisition and related expenses	1,034	766
Tax expenses, except of income and payroll relates taxes	301	282
Advisory and audit services	302	291
Rent of premises and related utility expenses	276	164
IT related services	161	195
Loss from initial recognition	—	91
Other expenses*	415	620

Total selling, general and administrative expenses	4,041	4,297

*	Other expenses for the six months ended June 2019, include costs related to Tochka multi-bank platform services in the amount of 181 (nil – for the six months ended June 2018).

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

19.	Dividends paid and proposed

Dividends paid and proposed by the Group are presented below:

	Six months ended
	June 30, 2018	June 30, 2019
Proposed, declared and approved during the period: Six months ended June 30, 2019: Interim dividend for Q1 2019: U.S.$ 17,252,078 or U.S.$ 0.28 per share		1,125
(Six months ended June 30, 2018: no dividends)	—
Paid during the period: Six months ended June 30, 2019: Interim dividend for Q1 2019: U.S.$ 17,252,078 or U.S.$ 0.28 per share		1,122
(Six months ended June 30, 2018: no dividends)	—
Proposed for approval (not recognized as a liability as of June 30): Six months ended June 30, 2019: Interim dividend for 2019: U.S.$ 17,258,522 or U.S.$ 0.28 per share		1,124
(Six months ended June 30, 2018: no dividends)	—
Dividends payable as of June 30:	—	—

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

20.	Income tax

The Company is incorporated in Cyprus under the Cyprus Companies Law, but the business activity of the Group and joint ventures is subject to taxation in multiple jurisdictions, the most significant of which include:

Cyprus

The Company is subject to 12.5% corporate income tax applied to its worldwide income.

Gains from the sale of securities/titles (including shares of companies) either in Cyprus or abroad are exempt from corporate income tax in Cyprus. Capital gains tax is levied at a rate of 20% on profits from disposal of immovable property situated in Cyprus or of shares in companies which own immovable property situated in Cyprus (unless the shares are listed on a recognized stock exchange).

Dividends received from a non-resident (foreign) company are exempt from the levy of defense contribution if either the dividend paying company derives at least 50% of its income directly or indirectly from activities which do not lead to investment income (“active versus passive investment income test” is met) or the foreign tax burden on the profit to be distributed as dividend has not been substantially lower than the Cypriot corporate income tax rate (i.e. lower than 6.25%) at the level of the dividend paying company (“effective minimum foreign tax test” is met). The Company has not been subject to defense tax on dividends received from abroad as the dividend paying entities are engaged in operating activities.

The Russian Federation

The Company’s subsidiaries incorporated in the Russian Federation are subject to corporate income tax at the standard rate of 15% applied to income received from Russia government bonds and 20% applied to their other taxable income. Withholding tax of 15% is applied to any dividends paid out of Russia, reduced to as low as 5% for some countries (including Cyprus), with which Russia has double-taxation treaties.

Kazakhstan

The Company’s subsidiary incorporated in Kazakhstan is subject to corporate income tax at the standard rate of 20% applied to their taxable income.

The major components of income tax in the interim consolidated statement of comprehensive income are:

	Six months ended
	June 30, 2018	June 30, 2019
Current income tax expense	(407)	(861)
Deferred tax benefit/(expense)	(35)	86

Income tax expense for the period	(442)	(775)

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

21.	Commitments, contingencies and operating risks

Operating environment

Russia’s economy has been facing significant challenges for the past few years due to the combined effect of various geopolitical, macroeconomic and other factors. The Russian economy has demonstrated modest growth rates while the population’s purchasing power has decreased. Currently, consumer spending generally remains cautious and consumer confidence is far from its peaks. A further decline in real disposable income and consumer purchasing power is expected in connection with the recent increase of VAT in Russia effective as of the beginning of 2019. As a result of the challenging operating environment in Russia, the Group has experienced slower payment volume growth. Further adverse changes in economic conditions in Russia could adversely impact the Group’s future revenues and profits and cause a material adverse effect on its business, financial condition and results of operations.

Some of Group’s agents, merchants or Tochka’s SME clients, although mostly not incorporated in Crimea, may have operations there. To date, management does not believe that any of the current sanctions as in force limit the Group’ ability to work with entities that may have operations in Crimea or operate in Crimea. Nevertheless, if the Group is deemed to be in violation of any sanctions currently in place or if any new or expanded sanctions are imposed on Russian businesses operating in Crimea the Group’s business and results of operations may be materially adversely affected.

Further, in the ordinary course of the Group’s business, it may accept payments from consumers to or otherwise indirectly interact with certain entities that are the targets of U.S. and/or EU sanctions. For example, the U.S., EU and other countries have adopted a package of economic restrictive measures imposing certain sanctions on the operations of various Russian banks, including VTB Bank and Gazprombank. Some of the Group’s subsidiaries hold bank accounts at the aforementioned banks as well as have overdrafts and bank guarantees with VTB Bank. Moreover, the Group may be associated with U.S.- designated banks due to accepting payments for them from consumers in the ordinary course of business, even though the Group may not have any direct contract relationships with them.

In addition, because of the nature of the Group’s business, management does not generally identify the Group’s customers where there is no express requirement to do so under Russian anti-money laundering legislation. Therefore, management is not always able to screen them against the Specially Designated Nationals and Blocked Persons List published by OFAC and other sanctions lists.

Even if the Group is not subjected to U.S. or other economic sanctions, its participation in the Russian financial system and indirect interaction with sanctioned banks and potential interaction with designated individuals may adversely impact the Group’s reputation among investors.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

21.	Commitments, contingencies and operating risks (continued)

Operating environment (continued)

The Group contracts with some of international merchants in U.S. dollars and other currencies such as Euros. Recently it started to encounter difficulties in conducting such transactions, even with respect to largest and most well-known international merchants, due to the refusal of an increasing number of the Group’s U.S. relationship banks and the correspondent U.S. banks of the Group’s non-U.S. relationship banks to service U.S. dollar payments. Even though the Group still maintains a number of U.S. dollar accounts with various financial institutions, at the same time the Group is already conducting a portion of U.S. dollar transactions with international merchants in other currencies, bearing additional currency conversion costs. No assurance can be given that such institutions or their respective correspondent banks in the U.S. will not similarly refuse to process the Group’s transactions, thereby further increasing the currency conversion costs that the Group has to bear or that international merchants will agree to accept payments in any currency, but the U.S. dollar in the future. If the Group is not able to conduct transactions in U.S. dollars, it may bear significant currency conversion costs or lose some merchants who will not be willing to conduct transactions in currencies other than the U.S. dollars, and the Group’s business, financial condition and results of operations may be materially adversely affected. Management can give no assurance that similar issues would not arise with respect to the Group’s transactions in other currencies, such as the Euro, which could have similarly adverse consequences.

In recent years, the CBR has considerably increased the intensity of its supervision and regulation of the Russian banking sector. Starting October 2013 the CBR has launched a campaign aimed at cleansing the Russian banking industry, revoking the licenses from an unusually high number of banks, which resulted in turmoil in the industry, instigated bank runs on a number of Russian credit institutions, and severely undermined the trust that the Russian population had with private banks. In addition, in the course of 2017 three of Russia’s largest private banks, Otkritie Bank, Binbank and Promsvyazbank, were all bailed out and taken over by the CBR.. License revocations have continued throughout 2018 and early 2019, again with some major players impacted. This can be expected to result in reduced competition in the banking sector (while at the same time putting alternative payment solution providers such as itself in the position of having to predominantly compete with the government itself), increased inflation and a general deterioration of the quality of the Russian banking industry. With few exceptions (notably the state-owned banks), the Russian banking system suffers from weak depositor confidence, high concentration of exposure to certain borrowers and their affiliates, poor credit quality of borrowers and related party transactions

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

21.	Commitments, contingencies and operating risks (continued)

Operating environment (continued)

As part of its business operations, the Group provides payment processing services to a number of merchants in the betting industry. Processing payments to such merchants represents a significant portion of the Group’s revenues. Processing such payments generally carries higher margins than processing payments to merchants in most other categories. Moreover, the repayment of winnings by such merchants to customers also serves as an important and economically beneficial Qiwi Wallet reload channel and new customer acquisition tool. The Group’s operating results will continue to depend on merchants in the betting industry and their use of the Group’s services for the foreseeable future. The betting industry is subject to extensive and actively developing regulation in Russia, as well as increasing government scrutiny. In 2016 QIWI Bank established a TSUPIS together with one of the self -regulated associations of bookmakers in order to be able to accept such payments. If any merchants engaged in the betting industry are not able or willing to comply with the Russian betting legislation or if they decide to cease their operations in Russia for regulatory reasons or otherwise or shift to another payment processor (TSUPIS), the Group would have to discontinue servicing them and would lose associated volumes and income. Moreover, if the Group is found to be in non-compliance with any of the requirements of the applicable legislation, it could not only become subject to fines and other sanctions, but could also have to discontinue to process transactions that are deemed to be in breach of the applicable rules and as a result lose associated revenue streams. Effective January 1, 2018, relevant legislation has been supplemented with the concept of government blacklisting of betting merchants that have been found to be in violation or allegedly are not in compliance with applicable Russian laws, and the requirement for credit institutions to block any payments to such blacklisted merchants.

A substantial part of the Russian population continues to rely on cash payments, rather than credit and debit card payments or electronic banking. The Group’s business has developed as a network of kiosks and terminals allowing consumers to use physical currency for online payments While the Group has since largely outgrown that model, kiosks and terminals network remains a significant part of the Group’s infrastructure as a reload and client acquisition channel for Qiwi Wallet.

Certain factors may further contribute to a decline in the use of kiosks and terminals, including regulatory changes, increases in consumer fees imposed by the agents and development of alternative payment channels. Based on available data, management believes that the overall number of and the use of kiosks declined substantially in 2015 versus prior years and continues to decline slightly since then. The decline in 2015 was a result, among other things, of enhanced scrutiny by the CBR over the compliance by the agents with legislation that requires them to remit their proceeds to special accounts. Other statutory requirements that could have a similar effect on the Group’s business if fully enforced are the amendments to the Federal Law of the Russian Federation No. 54-FZ “On the use of cash registers in cash payments and (or) settlements with the use of payment cards”, dated May 22, 2003 (as amended). In particular, the law mandates that all kiosks (subject to certain exceptions) should be equipped with new or modernized cash registers. There can be no assurance that the Group’s agents are and will continue to be fully in compliance with these requirements, which could cause a further reduction of the Group kiosk network. Moreover, failure to comply with such enhanced control measures by the Group or the Group’s agents could result in the CBR imposing fines or restrictions on the Group’s activities.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

21.	Commitments, contingencies and operating risks (continued)

Taxation

Russian and the CIS’s tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management’s interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within Russia and the CIS which are discussed below suggest that the tax authorities are taking a more assertive position in their interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged in the future.

On November 24, 2016, the OECD published the multilateral instrument (“MLI”) which introduces new provisions to existing double tax treaties limiting the use of tax benefits provided thereof. For example, the reduced rate on dividends provided under a double tax treaty shall be denied if the conditions for holding equity interest or shares by the time of the dividend payout are met over less than a 365-day period. Thus, when determining tax consequences several sources of legislation will now need to be considered, namely the domestic tax law, double tax treaties and MLI provisions, which have been adopted by states-parties to the relevant double tax treaty. To date the MLI has not been ratified by Russia. The draft law on ratification of the MLI has been submitted to the Russian State Duma (the low chamber of the parliament). However, it is likely that the application of the double tax treaties, which Russia is a party to, i.e. the double tax treaty between Russia and Cyprus, will be significantly limited by the MLI.

Russian transfer pricing legislation may require pricing adjustments and impose additional tax liabilities with respect to all controlled transactions. The existing transfer pricing rules became effective from January 1, 2012. Under these rules the Russian tax authorities are allowed to make transfer-pricing adjustments and impose additional tax liabilities in respect of certain types of transactions (“controlled” transactions). The list of the “controlled” transactions includes transactions with related parties (with several exceptions such as guarantees between Russian non-banking organizations and interest-free loans between Russian related parties) and certain types of cross border transactions. Starting from 2019 transactions between Russian tax residents will be controlled only if the amount of income from the transactions between these parties within one year exceeds RUB 1 billion and one of the conditions stipulated in Article 105.14 of Russian Tax Code (e.g., the parties to the transaction apply different corporate income tax rates) is met. Certain other transactions, such as foreign trade transactions in commodities traded on global exchanges, transactions with parties from blacklisted countries, transactions between related parties under participation of the independent intermediary, as well as transactions between the Russian tax resident and foreign tax resident (related parties) remain under control in case the amount of income from transactions between these parties within one year exceeds RUB 60 million threshold. The new rules apply to transactions, under which income (expenses) from such controlled transactions are recognized after January 1, 2019. As a side effect, the Russian tax authorities who are entitled to perform tax audits of Russian taxpayers with focus on compliance with existing transfer pricing legislation will no longer be involved in tax audit of transactions between Russian parties due to increased limits on transactions between Russian tax residents but they will be able to pay more attention to cross-border transactions.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

21.	Commitments, contingencies and operating risks (continued)

Taxation (continued)

It is therefore possible that the Group entities may become subject to transfer pricing tax audits by tax authorities in the foreseeable future. Due to the uncertainty and lack of established practice of application of the Russian transfer pricing legislation the Russian tax authorities may challenge the level of prices applied by the Group under the “controlled” transactions (including certain intercompany transactions) or challenge the methods used to prove prices applied by the Group, and as a result accrue additional tax liabilities. If additional taxes are assessed with respect to these matters, they could have a material adverse effect on our business, financial condition and results of operations.

Risk of cybersecurity breach

The Group stores and/or transmits sensitive data, such as credit or debit card numbers, mobile phone numbers and other identification data, and the Company has ultimate liability to its customers for the failure to protect this data. The Company has experienced breaches of its security by hackers in the past, and breaches could occur in the future. Any future breach of the system, including through employee fraud, may subject the Company to material losses or liability, including fines and claims for unauthorized purchases with misappropriated credit or debit card information, identity theft, impersonation or other similar fraud claims.

Risk assessment

The Group’s management believes that its interpretation of the relevant legislation is appropriate and is in accordance with the current industry practice and that the Group’s currency, customs, tax and other regulatory positions will be sustained. However, the interpretations of the relevant authorities could differ and the maximum effect of additional losses, if the authorities were successful in enforcing their different interpretations, could be significant, and amount up to RUB 3.2 billion as assessed by the Group as of June 30, 2019 (RUB 2.7 billion rubles as of December 31, 2018).

Insurance policies

The Group holds no insurance policies in relation to its assets, operations, or in respect of public liability or other insurable risks. There are no significant physical assets to insure. Management has considered the possibility of insurance of business interruption in Russia, but the cost of it outweighs the benefits in management’s view.

Legal proceedings

In the ordinary course of business, the Group is subject to legal actions and complaints. Management believes that the ultimate liability, if any, arising from such actions or complaints will not have a material adverse effect on the financial condition or the results of future operations of the Group.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

21.	Commitments, contingencies and operating risks (continued)

Know-your-client requirements in Russia

The Group’s business is currently subject to know-your-client requirements established by Federal Law of the Russian Federation No. 115-FZ “On Combating the Legalization (Laundering) of Criminally Obtained Income and Funding of Terrorism”, dated August 7, 2001, as amended, or the Anti-Money Laundering Law. Based on the Anti-Money Laundering Law management distinguishes three types of consumers based on their level of identification, being anonymous, identified through a simplified procedure and fully identified. All these types of consumers face varying monetary and non-monetary restrictions in terms of the transactions they may perform and electronic money account balances they may hold, with fully identified consumers enjoying the most privileges. The restrictions on usage of anonymous e-wallets have been increasing lately including limitations on cash withdrawal and cash top up of anonymous e-wallets. The key difference between the simplified and the full identification procedures is that the simplified identification can be performed remotely. The remote identification requires the verification of certain data provided by consumers against public databases. Albeit the Group performs all necessary steps to collect data and performs the relevant identification procedures either personally or through such or additional public databases, the Group cannot guarantee that it will be able to collect all necessary data to perform the identification procedure in full or that the data the users provide it for the purposes of identification will not contain any mistakes or misstatements and will be correctly matched with the information available in the governmental databases. At the end of 2017, a new law was enacted enabling “full” identification performed remotely as well, to the extent the relevant individual has previously undergone identification by an eligible credit institution and has consented for his data to be included in a database; however, as of the date of this report such identification method has not been fully developed either. Thus, current situation could cause the Group to be in violation of the identification requirements. In case management is forced not to use the simplified identification procedure until the databases are fully running or in case the identification requirements are further tightened, it could negatively affect the number of consumers and, consequently, volumes and revenues. Additionally, Russian anti-money laundering legislation is in a constant state of development and is subject to varying interpretations. If the Group is found to be in non-compliance with any of its requirements, it could not only become subject to fines and other sanctions, but could also have to discontinue to process operations that are deemed to be in breach of the applicable rules and lose associated revenue streams.

Pledge of assets

As of June 30, 2019, the Group pledged debt securities (government bonds) with the carrying amount of 2,727 and cash deposit with the carrying amount of 33 (December 31, 2018 – 1,445 and 0 correspondingly) as collateral for bank guarantees issued on Group’s behalf to its major partners and also pledged debt securities with the carrying amount of 202 (December 31, 2018 – 484) to CBR.

Guarantees issued

The Group issues financial and performance guaranties to non-related parties for the term up to five years at market rate. The amount of guaranties issued as of June 30, 2019 is 3,168 (as of December 31, 2018 – 1,260).

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

21.	Commitments, contingencies and operating risks (continued)

Credit related commitments

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Commitments to extend credit represent unused portions of credit limits of instalment card loans of both activated and not activated customers. Commitments to extend credit are contingent upon customers firstly activating their credit limits and further maintaining specific credit standards. Since the year 2019 the Group started to cancel the credit offer and cut the limits if customer didn’t use the card within 120 days. Outstanding credit limits are possible to be used including credit limits not yet activated by the customers and related commitments as at June 30, 2019 comprised RUB 20.5 billion (RUB 30.1 billion rubles as of December 31, 2018).

The amounts of credit limits comprise the maximum exposure to credit risk regarding credit related commitments. An analysis of changes in the ECL allowances due to change in corresponding gross carrying amounts for the six months ended June 30, 2019 and June 30, 2018, was the following:

	2018	2019
ECL allowance as of January 1,	(111)	(84)

Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	25	(16)
Amounts written off	—	—

ECL allowance as of June 30,	(86)	(100)

The total outstanding contractual amount of unused limits on contingencies and commitments liability does not necessarily represent future cash requirements, as these financial instruments may expire or terminate without being funded. In accordance with instalment card service conditions the Group has a right to refuse the issuance, activation, reissuing or unblocking of an instalment card, and is providing an instalment card limit at its own discretion and without explaining its reasons. The Group also has a right to increase or decrease a credit card limit at any time without prior notice.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

22.	Balances and transactions with related parties

The following table provides the total amount of transactions that have been entered into with related parties during the six months ended June 30, 2019 and 2018, as well as balances with related parties as at June 30, 2019 and December 31, 2018:

	For the six months ended June 30, 2019		As at June 30, 2019
	Sales to/ income from related parties	Purchases/ expenses from related parties	Amounts owed by related parties	Amounts owed to related parties
Associates	105	(208)	325	(5)
Key management personnel	—	(99)	—	(37)
Other related parties	—	(13)	—	(7)

	For the six months ended June 30, 2018		As at December 31, 2018
	Sales to/ income from related parties	Purchases/ expenses from related parties	Amounts owed by related parties	Amounts owed to related parties
Associates	—	—	180	(185)
Key management personnel	—	(71)	—	(70)
Other related parties	2	(19)	6	(3)

Benefits of key management and Board of Directors generally comprise of short-term benefits amounted to 87 during the six months ended June 30, 2019 (63 - during the six months ended June 30, 2018) and share-based payments amounted to 10 during the six months ended June 30, 2019 (8 - during the six months ended June 30, 2018).

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

23.	Financial instruments

The Group’s principal financial instruments consisted of loans receivable, trade and other receivables, customer accounts and amounts due to banks, trade and other payables, cash and cash equivalents, long and short-term debt securities, deposits and reserves at CBR. The Group has various financial assets and liabilities which arise directly from its operations. During the year, the Group did not undertake trading in financial instruments.

The fair value of the Group’s financial instruments as of June 30, 2019 and December 31, 2018 is presented by type of the financial instrument in the table below:

		As of December 31, 2018		As of June 30, 2019
		Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Debt securities	AC	1,929	1,931	2,929	2,957
Long-term loans	AC	159	159	160	160
Long-term loans	FVPL	71	71	88	88

Total financial assets		2,159	2,161	3,177	3,205

Financial instruments used by the Group are included in one of the following categories:

•	AC – accounted at amortized cost;

•	FVPL – accounted at fair value through profit or loss.

Carrying amounts of cash and cash equivalents, short-term loans issued, short-term deposits placed, accounts receivable and payable, reserves at CBR and customer accounts and amounts due to banks approximate their fair values largely due to short-term maturities of these instruments.

Debt instruments of the Group mostly consist of RUB nominated government bonds with interest rate 6.4% – 7.5% and maturity up to May 2020. All debt instruments are pledged (Note 21).

Long-term loans generally represent RUB nominated loans to Russian legal entities and have a maturity up to eight years. For the purpose of fair value measurement of these loans the Group uses comparable marketable interest rate which is in range of 9-35%.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

23.	Financial instruments (continued)

The following table provides the fair value measurement hierarchy of the Group’s financial instruments to be accounted or disclosed at fair value:

			Fair value measurement using
			Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Date of valuation	Total	(Level 1)	(Level 2)	(Level 3)
Assets accounted at fair value through profit or loss
Long-term loans	June 30, 2019	88	—	—	88
Assets for which fair values are disclosed
Debt securities	June 30, 2019	2,957	2,957	—	—
Long-term loans	June 30, 2019	160	—	—	160
Assets accounted at fair value through profit or loss
Long-term loans	December 31, 2018	71	—	—	71
Assets for which fair values are disclosed
Debt securities	December 31, 2018	1,931	1,931	—	—
Long-term loans	December 31, 2018	159	—	—	159

There were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements during the six months ended June 30, 2019.

The Group uses the following IFRS hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities;

•	Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly;

•	Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

23.	Financial instruments (continued)

Valuation methods and assumptions

The fair value of the financial assets and liabilities are evaluated at the amount the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Long-term fixed-rate loans issued and debt instruments are evaluated by the Group based on parameters such as interest rates, terms of maturity, specific country and industry risk factors and individual creditworthiness of the customer.

24.	Share based payments

24.1. Option plans

As of June 30, 2019, the Group has the following outstanding option plans:

	2012 Employee Stock Option Plan (ESOP)	2015 Restricted Stock Unit Plan (RSU Plan)
Adoption date	October, 2012	July, 2015
Type of shares	class B shares	class B shares
Number of options or RSUs reserved	Up to 7 % of total amount of shares	Up to 7 % of total amount of shares
Exercise price	Granted during:	Granted during:
	Year 2012: U.S. $ 13.65	Year 2016: n/a
	Year 2013: U.S. $ 41.24 - 46.57	Year 2017: n/a
	Year 2014: U.S. $ 34.09 - 37.89	Year 2018: n/a
	Year 2017: U.S. $ 23.94	Year 2019: n/a
Exercise basis	Shares	Shares
Expiration date	December 2020	December 2022
Vesting period	Up to 4 years	Three vesting during up to 2 years
Other major terms	The options are not transferrable	• The units are not transferrable
• All other terms of the units under 2015 RSU Plan are to be determined by the Company’s BOD or the CEO, if so resolved by the BOD, acting as administrator of the Plan

In April 2018, QIWI plc established QIWI Employees Trust, which owns shares reserved for ESOP and RSU plans and transfers them to employees who exercise their options. The Trust is not a legal entity and major decisions relating to its activities are determined by QIWI plc. In these financial statements it is regarded as an extension of QIWI plc.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

24.	Share based payments (continued)

24.2. Changes in outstanding options

The following table illustrates the movements in share options during the six months ended June 30, 2019:

	As of December 31, 2018	Granted during the period	Forfeited during the period	Exercised during the period	As of June 30, 2019
2012 ESOP	1,516,981	—	(110,162)	—	1,406,819
2015 RSU Plan	813,019	132,800	(4,367)	(186,066)	755,386

Total	2,330,000	132,800	(114,529)	(186,066)	2,162,205

As of June 30, 2019, the Company has 1,406,819 options outstanding, all of which are vested, and 755,386 RSUs outstanding, of which 33,968 are vested and 721,418 are unvested.

The weighted average price for share options exercised under RSU plan during the reporting period was nil.

24.3. Valuations of share-based payments

The valuation of all equity-settled options granted are summarized in the table below:

Option plan/ Grant date	Number of options/ RSUs	Dividend yield, %	Volatility, %	Risk-free interest rate, %	Expec- ted term, years	Weighted average share price (U.S. $)	Weighted average fair value per option/ RSU (U.S. $)	Valuation method
2012 ESOP	4,128,521	0-5.03%	28%-49.85%	0.29%-3.85%	2-4	28.10	7.14	Black- Scholes- Merton
2015 RSU Plan	2,035,808	0-5.7%	40.65%-64.02%	2.89%-4.34%	0-2	15.26	14.56	Binominal

The forfeiture rate used in valuation models granted during the period is from 11.35 to 16%. It is based on historical data and current expectations and is not necessarily indicative of forfeiture patterns that may occur.

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

24.4. Share-based payment expense

The amount of expense arising from equity-settled share-based payment transactions for the six months ended June 30, 2019 was 256 (the six months ended June 30, 2018 – 160).

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)  (continued)

25.	Events after the reporting date

Grant of Options

On July 17, 2019 the Group granted 1,280,000 options over shares of the Company to its key employees under the 2019 ESOP Plan that was approved by the shareholders at the AGM held on June 5, 2019. Options have the following vesting schedule: 40% of the grant vests on the third anniversary of the grant and 60% of the grant vests on the fourth anniversary of the grant subject to the achievement of pre-established vesting conditions. Exercise price of the shares comprised U.S.$ 16.75.

Dividends distribution

On August 9, 2019 the Board of Directors of the Company approved a dividend of U.S.$ 17,258,522 (equivalent of 1,124).

Rocketbank

In August 2017, the Group has executed a series of transactions to acquire the brands, software and hardware of Tochka and Rocketbank from Otkritie Bank. In July 2018, the Group finalized the acquisition of the Rocketbank business and, by the end of 2018, had transferred Rocketbank customers, personnel and business processes to QIWI. Further to this acquisition, management began developing a new strategy for Rocketbank. A final strategic plan for Rocketbank was presented to and reviewed by the Board of Directors of the Company during its meeting in August 2019. Having duly considered the proposed strategy and required financing, the Board of Directors has determined and instructed the management of the Company to explore opportunities of a partial or complete sale of Rocketbank.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.